Exhibit 5

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

     The following should be read in conjunction with the Corporation’s audited financial statements as at and for the year ended December 31, 2002 and the notes thereto.

     On December 10, 2001, the Corporation terminated development of SYNSORB Cd®, its sole development drug. Subsequent to that date, the Corporation has had no drug under active development and has no regular source of operating revenue or cash flow.

     After December 10, 2001, the Corporation reduced its spending and terminated all contracts and commitments that were considered not critical to an orderly wind down of the clinical trials and the preservation of its asset base.

Provision for SYNSORB Cd® Wind-down Costs

     A provision for the future wind-down costs of clinical trials, reduction in staff and elimination of their costs associated with the development of the SYNSORB Cd® totaling $3,830,000 was included in the results for the year ended December 31, 2001. An additional provision amount of $50,000 was included for the period ended June 30, 2002. As at December 31, 2002, the entire provision amount had been utilized. No further wind-down costs are anticipated.

Write-downs of Corporate Assets

     The decision to halt clinical trials led to a write-down of certain capital assets. The Corporation determined that continued ownership of its manufacturing facility was unnecessary. The Corporation wrote down the value of its manufacturing facility and associated equipment on December 31, 2001 to the estimated net realizable value based on a potential sale as a cGMP-compliant manufacturing facility. Efforts to market the facility as a cGMP-compliant manufacturing facility were unsuccessful and the Corporation now expects to realize commercial value for the land and building. Accordingly, the Corporation wrote-down the value of the building and land to $2,500,000 (December 31, 2001: $8,600,000). The manufacturing equipment was auctioned subsequent to December 31, 2002 and the value of the manufacturing equipment as at December 31, 2002 was written down to $1,000,000 (December 31, 2001: $2,000,000). For the year ended December 31, 2001 the Corporation wrote off patents associated with its drug technology and leasehold improvements and wrote-down computer equipment and office furniture and equipment. The asset write-downs were included in amortization expense.

Distribution of Shares of Oncolytics Biotech Inc. (“Oncolytics”)

     Effective May 15, 2002 the Corporation distributed to its shareholders 4,000,235 common shares of Oncolytics which was accounted for as a return of capital. The deemed value of these shares, net of expenses, was $11,600,000 resulting in a gain on distribution of $8,325,000. As part of this transaction, the Corporation’s holding of 1,500,000 common shares in BCY Life Science’s Inc. was transferred to Oncolytics. No gain or loss was recorded as a result of that transfer. Effective May 15, 2002, the common shares of the Corporation were consolidated on a 1 for 8 basis.

     During the year ended December 31, 2002 the Corporation sold 2,255,565 common shares of Oncolytics for net proceeds of $6,898,000 resulting in a gain on sale of $4,899,000. As at December 31, 2002 the Corporation did not hold any common shares of Oncolytics.

Liquidity and Capital Resources

     At December 31, 2002 the Corporation’s cash and working capital positions were $289,000 and $412,000, respectively, compared to December 31, 2001 balances of $5,841,000 and ($4,725,000), respectively.

     As at December 31, 2002 the Corporation had no long-term or short-term debt. At December 31, 2001 the current portion of long term-debt of the Corporation was $5,910,000, all of which was repaid during 2002.

     The Corporation’s primary source of liquidity during 2002 and its current primary source of liquidity is the liquidation of its assets. In 2002, the Corporation sold 2,255,565 common shares of Oncolytics for net proceeds of $6,898,000 resulting in a gain on sale of $4,899,000. As at December 31, 2002 the Corporation did not hold any common shares of Oncolytics. During 2002 the Corporation attempted to dispose of both its manufacturing equipment and its manufacturing facility. Subsequent to December 31, 2002 the Corporation disposed of most of its manufacturing equipment through auction realizing proceeds, net of expenses, of approximately $900,000 and has listed its building and related land for sale as commercial premises. The Corporation also holds miscellaneous intellectual property rights with respect to certain drug technologies, which it may license, dispose of or abandon. In February 2003 the Corporation received net proceeds of approximately U.S.$240,000 for an exclusive license of certain of its patents regarding toxin binding sugars. No assurance can be given as to whether any additional assets can be disposed of or what, if any, proceeds can or will be received with respect thereto.

     In addition to the liquidation of assets, the Corporation may receive milestone payments and royalties with respect to the previous sale of its INH Technologies Inc. subsidiary or may choose to sell these rights. The Corporation cannot predict the likelihood, timing or amount of any milestone or royalty receipts.

     The Corporation has entered into a Financing Agreement effective March 7, 2003 with an unrelated party, pursuant to which the Corporation will issue by way of a private placement $2,975,952 principal amount of secured debentures, together with 354,280 voting and non-voting common share purchase warrants with 1,771,400 associated voting preferred shares and

3,188,520 associated non-voting preferred shares. One warrant, five voting preferred shares, and nine non-voting preferred shares entitle the holder to acquire five voting common shares and nine non-voting common shares at a price of approximately $0.60 per common share, and the debentures can be used to pay the warrant exercise price. The investor group also has the right to acquire up to an additional $342,595 principal amount of debentures together with an additional 40,785 warrants, 203,925 voting preferred shares, and 367,066 non-voting preferred shares.

     Concurrent with this financing, the Corporation has entered into an agreement with two other unrelated investors, who will subscribe, by way of private placement, for 75,000 voting common shares, and $297,595 principal amount of debentures, together with 35,428 warrants, 177,140 voting preferred shares, and 318,852 non-voting preferred shares.

     The private placement is subject to regulatory, shareholder and other customary approvals and is scheduled to close on or about April 4, 2003. The investor group has announced that it intends to cause the Corporation to focus on oil and gas activities in the future. There can be no assurance that the proposed private placement will be completed as proposed or at all.

     The Corporation believes its capital resources as at January 31, 2003 will be sufficient to sustain its remaining operations until completion of the proposed private placement. However, if the proposed private placement was not approved by shareholders or otherwise not completed, the Corporation would have limited capital resources and would be dependent for future capital resources upon the disposition of its remaining assets. However, there can be no assurance that the Corporation’s existing capital resources will be sufficient for any particular purpose or that the remaining assets will be sold or, if sold, when, on what terms and for what proceeds. If adequate funds are not available, the Corporation’s financial condition and future prospects may be adversely affected.

     If the proposed private placement is approved and completed, the Corporation’s new management intends to shift the focus of the Corporation’s activities to the oil and gas sector. While the proposed private placement will result in the Corporation issuing up to $3,616,142 principal amount of debentures, the proceeds of those debentures, along with an additional $460,000 of the Corporation’s cash, will have to be pledged as security for repayment of the debentures. Accordingly, the private placement will not be a source of additional capital resources and liquidity to the Corporation until the warrants issued in the private placement are exercised and the proceeds received as additional equity capital.

     The oil and gas industry is capital intensive and the Corporation is likely to require significant additional capital resources in order to succeed in the oil and gas sector. At present, the Corporation has not identified any source of these additional capital resources and it is unlikely that such resources would be available to it unless particular oil and gas assets are identified to be acquired.

     The Corporation’s ability to raise additional capital will depend upon a number of factors, such as general economic conditions and conditions in the oil and gas industry, that are beyond its control. If additional capital is required and is not available to the Corporation on acceptable terms, the Corporation’s financial condition and prospects may be impaired.

Results of Operations

     For the year ended December 31, 2002, the Corporation had total revenue of $139,000 compared to $729,000 for the year ended December 31, 2001. Interest income for the 12 months ended December 31, 2002 decreased significantly compared to the same period in 2001 as a result of lower average cash balances on hand and lower interest rates in 2002.

     Expenses for the year ended December 31, 2002 of $9,126,000 were less than the expenses of $26,803,000 for the comparable period in 2001. Because the Corporation had terminated research and development in late 2001 and made a provision in that year for future wind-down costs associated with drug development, research and development expenses in 2002 were nil (2001: $9,255,000). Operating expenses for 2002 were $1,596,000, a significant reduction from $7,106,000 for 2001. The reduction is due to the termination of employees, the termination of certain office space effective April 11, 2002 and the consolidation of all activity at the manufacturing facility.

     Interest on long-term debt in 2002 was $71,000, a significant reduction from $787,000 in 2001 due to the repayment by the Corporation during 2002 of all of its long and short-term debt. Amortization and asset write-downs in 2002 were $7,216,000 compared to $9,655,000 in 2001. Included in the 2001 amortization amounts was property and other capital asset write-downs of $8,203,000 arising from the termination of the Corporation’s drug development program. The amortization in 2002 included additional write-downs of the Corporation’s equipment and manufacturing facility based on the Corporation’s determination that those assets could only be sold on the basis of general commercial conditions and not their cGMP compliant attributes.

Tax Pools

     The Corporation has certain losses and expenditures that may be available to reduce future year’s taxable income. See Note 11 to the Corporation’s 2002 audited financial statements.

     Class Action Law Suit

     A class action complaint for alleged violation of United States federal securities laws was brought against the Corporation and its executive officers in the United States District Court, Southern District of New York, on January 17, 2002. Actions subsequently filed regarding the same matter have been consolidated into a single action in that Court. Under the terms of the Corporation’s insurance policies, the Corporation has funded $200,000 with respect to legal costs associated with these actions. An agreement in principle regarding settlement has been reached with counsel to the plaintiffs in the consolidated action and the cost of the proposed settlement will be covered by the Corporation’s insurance policies. The proposed settlement is subject to the approval of the Court and does not cover the claims of plaintiffs who decide to opt out of the settlement. No assurance can be given that the settlement will be approved by the Court or as to the size of claims of plaintiffs who may opt out of the settlement and bring actions independently against the Corporation.

Risks and Uncertainties

     The Corporation has terminated development of its drug products and offered for sale substantially all of it drug related assets. While certain of these assets have been disposed of, there can be no assurance that a buyer will be found to purchase the manufacturing facility and land, the significant remaining asset of the Corporation.

     Throughout the conduct of its clinical trials, the Corporation has maintained product liability insurance at levels consistent with current industry practice. No assurance can be given that this coverage will provide full protection against all risks.

     If the proposed private placement is approved, the new management of the Corporation has announced its intention to enter the oil and gas sector. If this occurs, the Corporation and its business activities will be subject to the risks of the oil and gas industry, including the fluctuation of commodity prices, the risks of exploration and development, competition from significantly larger and better funded entities, the need for a significant amount of capital, environmental risks, government regulation and the uncertainty caused by the Kyoto Protocol on the energy industry.